FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September 2009
8 September 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing Annual Financial Report released on 8 September 2009

Headline: Annual Financial Report

British Sky Broadcasting Group plc - Annual Report and Annual General Meeting

British Sky Broadcasting Group plc (the 'Company') released its preliminary announcement of annual results for the year ended 30 June 2009 ('Preliminary Announcement') on 30 July 2009. Further to the Preliminary Announcement, the Company can now confirm that the Annual Review 2009, Annual Report 2009, Notice of Annual General Meeting 2009 and Form of Proxy were mailed to shareholders on 7 September 2009. These documents (with the exception of the Form of Proxy) are now available on the Company's website under 'Investors' at www.sky.com/corporate . The direct link to download the Annual Report 2009 and Annual Review 2009 is corporate.sky.com/investors/publications_and_reports/2009. The Notice of Annual General meeting 2009 can be directly accessed at corporate.sky.com/investors/shareholder_information/annual_general_meeting.

The Company's 2009 Annual General Meeting will be held at 11.00 a.m. on 23 October 2009 at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL. It is proposed that the Company adopt new Articles of Association. A summary of the proposed changes is set out in the Notice of Annual General Meeting 2009. The revised Articles of Association can be downloaded from the Company's website at corporate.sky.com/investors/shareholder_information/annual_general_meeting and are available for inspection, during normal business hours on Monday to Friday, at the registered office of the Company and at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS up to, and including, the date of the Annual General Meeting. A copy will also be available at The Cumberland Hotel on the morning of the Annual General Meeting from 15 minutes prior to the meeting until its conclusion.

The Company announces that, pursuant to Listing Rule 9.6.1, two copies of its Annual Review 2009, Annual Report 2009, Notice of Annual General Meeting 2009 and Form of Proxy have been submitted to the UK Listing Authority. Copies of all the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Telephone: 020 7066 1000

The appendix to this announcement contains additional information which has been extracted from the Annual Report 2009 for the purposes of compliance with the Disclosure and Transparency Rules and should be read together with the Preliminary Announcement, which can be downloaded from the Company's website at www.sky.com/corporate . This announcement should be read in conjunction with and is not a substitute for reading the full Annual Report 2009. A glossary of terms is available on pages 130 to 131 of the Annual Report 2009. Together these constitute the information required by DTR 6.3.5. which is required to be communicated to media in full unedited text through a Regulatory Information Service. Page and note references in the text below refer to page numbers and notes in the Annual Report 2009.

Appendix

Statement of Directors' responsibility

As set out above, the following responsibility statement is repeated here solely for the purpose of complying with Disclosure and Transparency Rule 6.3.5. This statement relates to and is extracted from page 69 of the Annual Report 2009. Responsibility is for the full Annual Report not the extracted information presented in this announcement or the Preliminary Announcement.

Directors' responsibility statement

"We confirm that to the best of our knowledge:

1. The financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

2. The management report, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.”

By order of the Board

Jeremy Darroch                      Andrew Griffith

Chief Executive Officer          Chief Financial Officer

29 July 2009                           29 July 2009

Principal risks and uncertainties

This section describes the principal risks and uncertainties that could have a material adverse effect on the Group's business, financial condition, prospects, liquidity or results of operations. These should be read in conjunction with our long-term operating targets, which are set out in the Annual Report 2009 at "Financial review - Financial and operating review - Trends and other information". Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

The Group's business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect the Group's ability to operate or compete effectively.

The Group is subject to regulation primarily under United Kingdom ("UK") and European Union legislation and it is currently and may be in the future subject to proceedings, and/or investigation and enquiries from regulatory authorities. The regimes which affect the Group's business include broadcasting, telecommunications, competition (antitrust), gambling and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to the Group's business. The Group's business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of the Group's business, or that of any of the Group's competitors, could have a material adverse effect on the Group's business and/or the results of its operations.

The Group cannot be certain that it will succeed in obtaining all requisite approvals and licences in the future for its operations without the imposition of restrictions which may have an adverse consequence to the Group, or that compliance issues will not be raised in respect of the Group's operations, including those conducted prior to the date of this filing.

On 26 June 2009, Ofcom published its third pay TV consultation document in relation to its ongoing investigation into the UK pay TV industry, which was opened in March 2007. In this consultation document Ofcom confirms its view, on which it consulted in its previous consultation document, that the Group has market power in narrow wholesale markets for premium sports and movie channels and consults on its view that the Group has market power in narrow retail markets for premium sports and movie channels. Ofcom also confirms its view that the Group has, and is acting on, an incentive to limit distribution of those channels to other retailers on platforms other than Direct-to-Home ("DTH"). Ofcom confirms that it continues to believe that its concerns could be addressed by requiring the Group to wholesale designated premium channels on regulated terms (a "wholesale must-offer obligation") which it proposes to adopt under its sectoral powers and, in this third consultation, Ofcom outlines and consults on the specifics of such an obligation. The wholesale must-offer obligation as proposed would cover Sky Sports 1 and Sky Sports 2 and substantially all of Sky's movie channels (including both high definition ("HD") and standard definition ("SD") versions in each case) and includes price and non-price terms; in particular, Ofcom is consulting on a range of regulated wholesale prices for the relevant channels which would be calculated as a discount off retail prices. The range of wholesale prices on which Ofcom is consulting is below the current wholesale rate card terms (see the Annual Report 2009 at "The business, its objectives and its strategy - Cable distribution"). The wholesale must-offer obligations would be implemented by changes to the Group's Television Licensable Content Services licences (see the Annual Report 2009 at "Government Regulation - Broadcasting Act licences" below).

In this consultation document, Ofcom also states that it believes that there may be a case for targeted interventions in relation to Subscription Video on Demand ("SVoD") movie rights and in relation to the next Premier League ("PL") auction. With regard to SVoD movie rights, Ofcom has stated that if it were to intervene, it is likely that it would make a market investigation reference to the Competition Commission ("CC"). Ofcom is not, however, consulting formally on such a reference at this stage as it first wishes to explore with the relevant movie studios whether their existing commercial plans are likely to result in the more effective exploitation of SVoD rights, thereby avoiding the need for regulatory intervention. Ofcom also has a concern in relation to collective selling of PL rights. The PL's commitments to the European Commission regarding the PL's joint selling of exclusive broadcast rights to football matches (see the Annual Report 2009 at "Government Regulation - Investigation of Football Association Premier League Agreements" below) will not apply to the PL's next rights auction which is expected in 2012 for the seasons from and including the 2013/2014 season. Ofcom has stated its intention to review with the PL how it intends to ensure that this auction will comply with competition law and has stated that this might involve exploring with the PL whether it is willing to provide new commitments.

Interested parties, including the Group, are invited to respond to the third consultation document by 18 September 2009. Ofcom has stated that it will then consider responses to its consultation before making decisions on whether to intervene under its sectoral powers and whether to issue a consultation on a reference to the CC in relation to SVoD rights.

On 17 November 2006, the Group acquired 696 million shares in ITV plc ("ITV") amounting to 17.9% of its issued share capital. The Group paid 135 pence per share, totalling £946 million. The investment in ITV has been subject to an in-depth review by the CC. In December 2007 the CC completed its review and delivered the final report of its findings to the Secretary of State ("SoS") for Business, Enterprise and Regulatory Reform ("BERR") (now the Department for Business, Innovation and Skills). The CC concluded that the Group's acquisition of the ITV shares may be expected to result in substantial lessening of competition arising from the loss of rivalry in an all-TV market between ITV and the Group. The CC also concluded that the acquisition would not materially affect the sufficiency of plurality of persons with control of media enterprises serving relevant audiences. The CC recommended that the Group be required to divest part of its stake such that it would hold less than 7.5% of ITV's issued share capital. Taking into account the CC's findings, the SoS announced on 29 January 2008 his decision to make an adverse public interest finding. The SoS also decided to impose on the Group the following remedies to address the substantial lessening of competition identified in the CC's report: (1) divestment of the Group's shares in ITV down to a level below 7.5% within a specified period (which has not been publicly disclosed) and (2) undertakings requiring the Group not to dispose of its ITV shares to an associated person, not to seek or accept representation to the Board of ITV and not to reacquire shares in ITV.

The Group sought judicial review of the decisions of the SoS and CC before the Competition Appeal Tribunal ("CAT"). Virgin Media ("VM") also sought judicial review of the findings of the CC and SoS in relation to media plurality and the remedies imposed. The Group was granted permission to intervene in the review proceedings of VM and VM was granted permission to intervene in the review proceedings brought by the Group.

On 29 September 2008, the CAT published a single judgment with respect to both the Group's and VM's appeals. The CAT rejected the Group's appeal and upheld VM's challenge relating to media plurality. In relation to remedies, the CAT found that the CC and SoS were entitled to find that divestiture to below 7.5% would most appropriately remedy the competition concerns. The Group applied to the CAT for permission to appeal the CAT's judgment to the Court of Appeal ("CoA"). That application was rejected. The Group applied directly to the CoA for permission to appeal the CAT judgment and permission was granted on 17 March 2009. VM also applied for permission to appeal the CAT judgment to the CoA, contingent on the success of the Group's request for permission. VM's request for permission to appeal was also granted by the CoA. The Group and the VM appeals will be heard together at a hearing before the CoA, scheduled for October 2009.

On 2 January 2009, the UK Department for BERR (now the Department for Business, Innovation and Skills) opened a public consultation on draft undertakings implementing the divestment remedy required by the SoS, the form of which the Group had previously agreed. No further announcement has been made since the consultation closed.

The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.

The Group operates in a highly competitive environment that is subject to rapid change and it must continue to invest and adapt to remain competitive.

The Group faces competition from a broad range of companies engaged in communications and entertainment services, including cable operators, Digital Subscriber Line ("DSL") providers, other DTH providers, digital and analogue terrestrial television providers, telecommunications providers, internet service providers, home entertainment products companies, betting and gaming companies, companies developing new technologies, and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. The Group's competitors increasingly include communication and entertainment providers that are offering services beyond those with which they have traditionally been associated, either through engaging in new areas or by reason of the convergence of the means of delivery of communication and entertainment services. The Group's competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. A change to such mandate could lead to an increase in the strength of competition from these organisations. Although the Group has continued to develop its services through technological innovation and by licensing, acquiring and producing a broad range of content, the Group cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of its businesses. In particular, the means of delivering various of the Group's (and/or competing) services may be subject to rapid technological change. The Group's competitors' positions may be strengthened by an increase in the capacity of, or developments in, the means of delivery which they use to provide their services.

The Group's advertising revenue depends on certain external factors which include the overall value of advertising placed with broadcasters by third party advertisers as well as the amount of such advertising that is placed with the Group and the channels on whose behalf the Group sells advertising space. The Group's advertising revenue is also impacted by the audience viewing share of the television channels wholly owned by the Group (the "Sky Channels") and the other channels on whose behalf the Group sells advertising and, accordingly, such revenue is affected by the distribution of such channels. These factors will not always be favourable to the Group and developments in those areas may therefore have a negative impact on the Group's advertising revenue. Advertising revenue may also be dependent on the viewing behaviour of the television audience. For example, viewers of on-demand programming may choose not to view that programming on Sky Channels and other channels on whose behalf the Group sells advertising. The Group cannot be certain that its advertising revenue will not be impacted negatively by this behaviour or that advertising revenue for Sky Channels currently offered on other platforms will not be impacted negatively in the future by the offering of video-on-demand services by other operators.

The Group's ability to compete successfully will depend on its ability to continue to acquire, commission and produce programme content that is attractive to its customers. The programme content and third party programme services the Group has licensed from others are subject to fixed term contracts which will expire or may terminate early. The Group cannot be certain that programme content or third party programme services (whether on a renewal or otherwise) will be available to it at all or on acceptable financial or other terms (including in relation to technical matters such as encryption, territorial limitation and copy protection). Similarly, the Group cannot be certain that such programme content or programme services will be attractive to its customers, even if so available. The future demand and speed of take up of the Group's DTH service, and the Group's broadband and telephony services will depend upon the Group's ability to offer such services to its customers at competitive prices, pressures from competing services (which include both paid-for and free-to-air offerings), and its ability to create demand for its products and to attract and retain customers through a wide range of marketing activities.

The future demand and speed of take up of the Group's services will also depend upon the Group's ability to package its content attractively. In addition, the Group operates in a geographic region which has experienced sustained economic growth for a number of years. The effect of the current slowdown in the rate of economic growth and the recent decline in consumer confidence on the Group's ability to continue to attract and retain customers is uncertain. Therefore, the Group cannot be certain that the current or future marketing and other activities it undertakes will succeed in generating sufficient demand to achieve its operating targets.

The Group's business is reliant on technology which is subject to the risk of failure, change and development.

The Group is dependent upon satellites which are subject to significant risks that may prevent or impair their commercial operations, including defects, destruction or damage, and incorrect orbital placement. If the Group, or other broadcasters who broadcast channels on the Group's DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or the Group's contracts with satellite providers were terminated, this would have a material adverse effect on the Group's business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of the Group's transmission systems or up linking facilities, could have a material adverse effect on its business and operations.

The Group is dependent on complex technologies in other parts of its business, including its customer relationship management systems, broadcast and conditional access systems, advertising sales, email platform, supply chain management systems and its telecommunications network infrastructure, including wide area network, Local Loop Unbundling ("LLU"), CISCO core IP network, Marconi/Alcatel optical network and complex application servers.

In terms of the delivery of the Group's broadcast services, the Group is reliant on a third party telecommunications infrastructure to distribute the content between its head offices at Isleworth and its primary and secondary uplink sites at Chilworth and Fair Oak.

In addition, the Group's network and other operational systems are subject to several risks that are outside the Group's control, such as the risk of damage to software and hardware resulting from fire and flood, power loss, natural disasters, and general transmission failures caused by a number of additional factors.

Any failure of the Group's technologies, network or other operational systems or hardware or software that results in significant interruptions to the Group's operations could have a material adverse effect on its business.

There is a large existing population of digital satellite reception equipment used to receive the Group's services, including set-top boxes and ancillary equipment, in which the Group has made a significant investment and which is owned by its customers (other than the smartcards, the hard disk capacity in excess of personal storage capacity and the software in the set-top boxes, to which the Group retains title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should the Group need to or wish to upgrade significantly the existing population of set-top boxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on the Group's business.

The deployed set-top boxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, Electronic Programme Guide ("EPG"), and interactive applications. The Group estimates that around two million deployed set-top boxes have significant memory constraints and as such it has been necessary to close the EPG launch queue. To date, the Group has been able to carry out software downloads from time to time to reconfigure the memory utilisation in set-top boxes and to accommodate additional and increasingly complex services. In the event that the implementation of such software downloads is no longer a course of action available to the Group, it may be limited in its ability to upgrade the services available via the set-top boxes currently installed in customers' premises.

Failure of key suppliers could affect the Group's ability to operate its business.

The Group relies on a consistent and effective supply chain to meet its business plan commitments and to continue to maintain its network and protect its services. A failure to meet the Group's requirements or delays in the development, manufacture or delivery of products from suppliers, the discontinuance of products or services, or a deterioration in support quality, could adversely affect the Group's ability to deliver its products and services. No assurance can be given that a broad economic failure or decline in quality of equipment suppliers in the industry in which the Group operates will not occur. Any such occurrence could have a material adverse effect on the Group's business.

Sky Talk relies on telecommunications services from network operator BT and failure on the part of BT to meet the Group's requirements for whatever reason may affect the Group's ability to deliver its telephony services to Sky Talk customers.

The Group uses a series of products from Openreach (a BT group business) within its LLU operations. These are the colocation space and associated facilities to house the central office equipment (co-mingling), backhaul circuits to connect that equipment to the Group's network (backhaul extension services) and finally individual copper lines that go between the central office equipment and the end user's house (primarily shared metallic path facility lines). The Group purchases these products from Openreach under terms and conditions outlined in legally binding undertakings given by BT and accepted by Ofcom in lieu of a market investigation reference to the CC following Ofcom's Strategic Review of Telecommunications (the "BT Undertakings"). These stipulate that the Group buys these products on a fully equivalent basis when compared to other operators (including other parts of BT) who supply broadband, telephony and network products and services. Ofcom has set up an "Equality of Access Board" whose role is to monitor and ensure that all Equivalence of Input requirements agreed in the BT Undertakings are being enacted. Ofcom also monitors the implementation of the BT Undertakings. Outside of the Group's LLU areas the Group uses BT Wholesale's IP stream "bitstream" product to provide broadband connectivity to end users. Failure by either Openreach or BT Wholesale in fact to provide its products to the Group on a fully equivalent basis could have a material adverse effect on the Group's business.

The Group is reliant on encryption and other technologies to restrict unauthorised access to its services.

Direct DTH access to the Group's services is restricted through a combination of physical and logical access controls, including smartcards which the Group provides to its individual DTH customers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smartcards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smartcards sooner than otherwise planned. Although the Group works with its technology suppliers to ensure that its encryption and other protection technology is as resilient to hacking as possible, there can be no assurance that it will not be compromised in the future. The Group also relies upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which the Group makes available to them. Failure of encryption and other protection technology could impact the Group's revenue from those operators and from its own customers.

The Group's network and other operational systems rely on the operation and efficiency of its computer systems. Although the Group's systems are protected by firewalls, there is a risk that its business could be disrupted by hackers or viruses gaining access to its systems. Any such disruption, and any resulting liability to the Group's customers, could have a material adverse effect on the Group's business.

The Group undertakes significant capital expenditure projects, including technology and property projects.

The Group is currently involved in capital expenditure projects including infrastructure projects. As is common with such projects, there is a risk that the Group's capital expenditure projects may not be completed as envisaged, either within the proposed timescales or budgets, or that the anticipated business benefits of the projects may not be fully achieved.

The Group's investment in ITV could be subject to future events outside of the Group's control which could result in a loss in value of the Group's investment.

On 17 November 2006, the Group acquired 696 million shares in ITV representing 17.9% of the issued share capital of ITV, at a price of 135 pence per share. The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with International Financial Reporting Standards ("IFRS"), the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. Following this impairment, the Group is required to recognise the effect of any further decline in the value of the equity share price of ITV in the income statement. In line with IFRS, all subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve. At 26 June 2009, the last trading day of the Group's financial year, ITV's closing equity share price was 33.8 pence. If the Group were to dispose of all or part of its stake in ITV at a price lower than the equity market price on the date of disposal and lower than a price consistent with the impairment through the income statement on the date of disposal, the Group would be required to recognise a loss on disposal.

The Group, in common with other service providers that include third party services which the Group retails, relies on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.

The Group's services largely comprise content in which it owns, or has licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. The Group relies on trademark, copyright and other intellectual property laws to establish and protect its rights over this content. However, the Group cannot be certain that its rights will not be challenged, invalidated or circumvented or that it will successfully renew its rights. Third parties may be able to copy, infringe or otherwise profit from the Group's rights or content which it owns or licenses, without the Group's, or the rights holder's, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for the Group in protecting its rights relating to its online businesses and other digital technology rights.

The Group generates wholesale revenue principally from one customer.

The Group derives its wholesale revenue principally from one customer, VM. On 28 February 2007, the Group's wholesale supply arrangement to supply VM with the Sky Basic Channels expired, though VM continued to carry versions of all the Sky Premium Channels. On 4 November 2008, the Group announced that it had entered into a new agreement to supply VM with certain of the Sky Basic Channels to take effect on 13 November 2008 and run until 12 June 2011. Economic or market factors, regulatory intervention, or a change in strategy relating to the distribution of the Group's channels, may adversely influence the Group's wholesale revenue and other revenue which the Group receives from VM in connection with supply of the Sky Premium and Basic Channels which may negatively affect the Group's business.

The Group is subject to a number of medium and long-term obligations.

The Group is party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, for example, its transponder agreements) which impose financial and other obligations upon the Group. If the Group is unable to perform any of its obligations under these agreements and/or arrangements, it could have a material adverse effect on the Group's business.

Transactions with related parties and major shareholders

The Annual Report 2009 contains the following statements in note 29 to the consolidated financial statements regarding details of certain related party transactions.

a) Entities with joint control or significant influence

The Group conducts business transactions with companies that are part of the News Corporation group ("News Corporation"), a major shareholder:

	2009 £m	2008 £m	2007 £m
Supply of services by the Group	40	36	18
Purchases of goods or services by the Group	(212)	(202)	(195)
Amounts owed by related parties to the Group	-	6	1
Amounts owed to related parties by the Group	(42)	(32)	(36)

Services supplied to News Corporation

During the year, the Group supplied programming, telephony, airtime, transmission, marketing, consultancy services and set-top boxes to News Corporation.

Purchases of goods and services from News Corporation

During the year, the Group purchased programming, digital equipment, smartcards and encryption services, set-top box technologies, advertising, IT services and rental premises from News Corporation companies.

On 18 December 2006, the Group purchased the freehold interest in a commercial property from News International Limited for cash consideration of £5 million. The purchase will facilitate and support the Group's property development plans.

In March and April 2003, News Corporation Finance Trust II, in which News Corporation, directly or indirectly, owns all of the beneficial interests in the assets of the trust, issued and sold 0.75% Beneficial Unsecured Exchangeable Securities ("BUCS"), in a private placement to certain institutions. Each BUCS is exchangeable on or after 2 April 2004 for the value of reference shares, which initially consisted of 77.09 ordinary shares of the Company for each US$1,000 original liquidation preference of BUCS. The BUCS may also be tendered for redemption on 15 March 2010, 15 March 2013 or 15 March 2018 for payment of the adjusted liquidation preference, which may be paid, at the election of the trust, in cash, ordinary shares of the Company, preferred American Depositary Shares ("ADSs") of News Corporation representing the preferred limited voting ordinary shares of News Corporation, or a combination thereof. News Corporation and News America have agreed to indemnify the Group and the Group's Directors, officers, agents and employees against certain liabilities arising out of or in connection with the BUCS.

In November 1996, News Corporation, through subsidiaries, issued Exchangeable Trust Originated Preferred Securities ("Exchangeable TOPrS"), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company's ordinary shares, or ADSs representing the Company's ordinary shares, from News America. The aggregate number of the Company's ordinary shares subject to such warrants is 7,052,127. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or ADSs, or any combination thereof. The warrants are redeemable at the option of News America, on or after 12 November 2001, and expire on 12 November 2016. News Corporation and News America have agreed to indemnify the Group and the Group's Directors, officers, agents and employees against certain liabilities arising out of or in connection with the Exchangeable TOPrS.

News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in the Group, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

Purchase of subsidiary from News Corporation

On 22 November 2006, the Group acquired the entire issued share capital of News Optimus for cash consideration of £4 million resulting in goodwill of £4 million. Prior to that date, News Optimus was a wholly-owned subsidiary of News International Limited, which is, in turn, a wholly-owned subsidiary of News International Holdings Limited. The ultimate parent company of News International Holdings Limited is News Corporation.

Purchase of associate interest from News Corporation

On 12 December 2007, the Group completed the sale of 100% of the entire issued share capital of BSkyB Nature Limited, the investment holding company for the Group's 50% interest in the NGC-UK Partnership for consideration of 21% interests in both NGC Network International LLC and NGC Network Latin America LLC. On consolidation the Group recognised a gain of £67 million which has been disclosed separately within the consolidated income statement.

b) Joint ventures and associates

Transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures and associates are disclosed below.

Transactions between the Company and its subsidiaries, joint ventures and associates are disclosed in the Company's separate financial statements.

	2009 £m	2008 £m	2007 £m
Supply of services by the Group	15	16	15
Purchases of goods or services by the Group	(51)	(53)	(49)
Amounts owed by joint ventures and associates to the Group	24	28	25
Amounts owed to joint ventures and associates by the Group	(3)	(3)	(3)

Revenue is primarily generated from the provision of transponder capacity, marketing, airtime sales and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates include £19 million (2008: £18 million) relating to loan funding. These loans bear interest at rates of three month LIBOR plus 0.45%, six month LIBOR plus 1.5% and one month and six month LIBOR plus 1%. The maximum amount of loan funding outstanding in total from joint ventures and associates during the year was £19 million (2008: £18 million).

The Group took out a number of forward exchange contracts with counterparty banks during the year on behalf of the joint venture Chelsea Digital Media Limited. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint venture in respect of these forward contracts.

The Group was not exposed to any of the net gains or losses on these forward contracts. The face value of forward exchange contracts that had not matured as at 30 June 2009 was £3 million (2008: £5 million).

During the year, US$9 million (2008: US$6 million; 2007: US$13 million) was paid to the joint ventures upon maturity of forward exchange contracts and US$2 million (2008: US$2 million; 2007: US$1 million) was received from joint ventures upon maturity of forward exchange contracts.

During the year, £4 million (2008: £3 million; 2007: £7 million) was received from the joint ventures upon maturity of forward exchange contracts, and £1 million (2008: £1 million; 2007: nil) was paid to the joint ventures upon maturity of forward exchange contracts.

c) Other transactions with related parties

During fiscal 2008, Amstrad agreed to pay compensation to Sky Italia (a related party of the Group) in relation to a high level of subscriber product returns. No further costs have been incurred during the year and a provision of £1 million (2008: £2 million) remains at 30 June 2009 in relation to this liability.

A close family member of one Director of the Company who served during the year has a controlling interest in Shine Limited ("Shine"), in which the Group has a 13% (2008: 8%) equity shareholding. During the year, Shine conducted an equity raising as part of the funding for the acquisition of Metronome Film & Television AB. The Group participated in the equity raising, acquiring a further 21,700 shares of the issued share capital of Shine for cash consideration of £19 million. During the year, the Group incurred programming and production costs for television of £10 million (2008: £5 million; 2007: £3 million) from Shine. At 30 June 2009, there were no outstanding amounts (2008: less than £1 million; 2007: nil) due to Shine.

A close family member of one Director of the Company runs Freud Entertainment Limited, which has provided external support to the press and publicity activities of the Group. During the year the Group incurred expenditure amounting to £1 million (2008: £1 million; 2007: £1 million). At 30 June 2009 there were no outstanding amounts (2008: nil; 2007: nil) due to or from Freud Entertainment Limited.

In addition to the foregoing, the Group has engaged in a number of transactions with companies of which some of the Company's Directors are also directors.

d) Key management

The Group has a related party relationship with the Directors of the Group. At 30 June 2009, there were 14 (2008: 15; 2007: 14) members of key management all of whom were Directors of the Company. Key management compensation is disclosed in note 8b.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group.  These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+, Sky+HD and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming costs, subscriber management and supply chain costs, administration and other costs, marketing expenditure, capital expenditure programmes, liquidity and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 8 September 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary